November 18, 2024

John Lipman
Co-Chief Executive Officer and Co-Chairman of the Board
Roth CH Acquisition V Co.
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

       Re: Roth CH Acquisition V Co.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 25, 2024
           File No. 001-41105
Dear John Lipman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Alexandria E. Kane, Esq.